UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

2004 Second Interim Dividend Provisional Timetable

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) and The “Shell” Transport and Trading Company, p.l.c. (together “the Companies”) today announced their provisional timetables for payment of a second interim dividend in respect of the year 2004. The second interim dividend will be paid in lieu of the 2004 final dividend and therefore the Companies do not intend to recommend further dividends in respect of the year 2004 to shareholders at their respective Annual General Meetings in 2005.

Royal Dutch Petroleum Company

Royal Dutch Petroleum Company’s provisional dates with respect to the second interim dividend for 2004 are:

Announcement Date	3 February 2005

Record Date (Amsterdam)	3 February 2005
Record Date (New York)	8 February 2005

Ex-Dividend Date (Amsterdam)	4 February 2005
Ex-Dividend Date (New York)	4 February 2005

Payment Date (Amsterdam)	15 March 2005
Payment Date (New York)*	15 March 2005

*The amount to be paid in dollars to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on 8 February 2004.

The “Shell” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company, p.l.c.’s provisional dates with respect to the second interim dividend for 2004 are:

Announcement Date	3 February 2005

Ex-Dividend Date (London)	9 February 2005
Ex-Dividend Date (New York)	9 February 2005

Record Date (London)	11 February 2005
Record Date (New York)	11 February 2005

Payment Date (London)	15 March 2005
Payment Date (New York)**	21 March 2005

**The amount to be paid to holders of New York Shares will be determined by the dollar/sterling exchange rate on 15 March 2004.

All dates in this announcement are provisional and may be subject to change.

Enquiries:

Investor Relations

UK:	David Lawrence +44 20 7934 3855 or
Gerard Paulides +44 20 7934 6287
Europe:	Bart van der Steenstraten +31 70 377 3996
USA:	Harold Hatchett +1 212 218 3112

The Hague, 3 November 2004 Disclaimer statement

The following presentation/press release/speech contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be effected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 4 November 2004